Mail Stop 6010


					                       	December 15,
2005



Via U.S. Mail

Carmen Diersen
Chief Financial Officer
American Medical Systems Holdings, Inc.
10700 Bren Road West
Minnetonka, Minnesota 55343


	Re:	American Medical Systems Holdings, Inc.
		Form 10-K for fiscal year ended January 1, 2005
		Filed March 17, 2005
		File No. 000-30733

Dear Ms. Diersen:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year Ended January 1, 2005

Item 8. Financial Statements and Supplementary Data

Note 2. Acquisitions, page F-14

1. We see that you attribute the $31 million allocated to intangible assets and the $35 million allocated to in-process research and development to an independent valuation. Since you attribute the valuation to an expert, you should identify that expert and present their consent in any registration statement incorporating your Form
10-K. Alternatively, in future filings, you should delete the reference to the valuation expert and present disclosure specifically describing valuation methods and significant assumptions actually applied in valuing individually material amounts. We will not object if you disclose in future filings, if true, that you considered factors including independent valuations, as long as there is detailed and specific disclosure about the valuation methods and assumptions and disclosure that management is responsible for the amounts recorded for those assets.

2. With respect to the $31 million, tell us and clarify in future filings how much was allocated to (1) developed technology, (2) customer relationships and (3) other intangible assets. Also describe the nature of the developed technology, including why your accounting for that asset is appropriate under paragraph 39 of SFAS
141. Clarify the basis for the ten year life assigned to that technology.

Form 8-K dated October 27, 2005

3. We note that you present non-GAAP information in an earnings release furnished on Form 8-K. When you disclose a non-GAAP measure in an earnings release furnished on Form 8-K, disclosures about that measure should fully conform Item 10(e)(1)(i) to Regulation S-K and should also consider the guidance from Question 8 to the FAQ Regarding the Use of Non-GAAP Financial Measures. Please expand future earnings releases to more fully conform to that guidance, including disclosure about:
* The substantive reasons why management believes a non-GAAP measure provides useful information to investors;
* The specific manner in which management uses a non-GAAP measure to conduct or evaluate its business;
* The economic substance behind management`s decision to use a non-
GAAP measure; and

* The material limitations associated with the use of a non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.
Please note that these disclosures should be specific to each non-GAAP measure presented.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.





      You may contact Praveen Kartholy at (202) 551-3778 or me at
(202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting
Branch Chief, at (202) 551-3676.

							           Sincerely,



							           Gary Todd
					             	           Reviewing
Accountant

Ms. Carmen Diersen
American Medical Systems Holdings, Inc.
December 15, 2005
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